UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 24, 2010

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

In connection with a proposed private placement of convertible subordinated debt securities, CEMEX, S.A.B. de C.V. (“CEMEX”) anticipates disclosing to prospective purchasers certain information that has not been previously publicly reported. This private placement is being made under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the securities will be sold only to qualified institutional buyers in transactions exempt from registration under Rule 144A. No assurance can be made that any private placement of securities will be completed. CEMEX has elected to provide this information in this Report on Form 6-K in the attached Exhibit 1 for informational purposes.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

EXHIBIT NO.	EXHIBIT DESCRIPTION

1.	Certain information with respect to CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 24, 2010	By:	/s/ RAFAEL GARZA
		Name:	Rafael Garza
		Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

1.	Certain information with respect to CEMEX.